

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



05009726

5 July 2005

SUPPL



SEC MAIL
RECEIVED
PROCESSING
JUL 12 2005
WASH, D.C.
198
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.


RECEIVED
JUL 12 2005
198

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	3 May 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Direct and indirect as per attached.
Date of change	17-21 June 2005 30 June 2005
No. of securities held prior to change	Attached
Class	Ordinary fully paid shares
Number acquired	1,271,726
Number disposed	1,007,143
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	34.5 cents each disposed 20 cents each acquired
No. of securities held after change	Attached

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade Participation in Entitlement Offer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Ernest Geoffrey Albers

Dated 4 July 2005

+ See chapter 19 for defined terms.

ATTACHED TO NOTICE DATED 1 JULY 2005

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS - FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Ernest Geoffrey Albers *	5,952,140	-	5,952,140		Entitled
Sacrosanct Pty Ltd *	357,143		357,143		Entitled
BB Nominees Pty Ltd	306,016	-	306,016		Entitled
TOTAL	6,615,299	-	6,615,299		

Summary of Other Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Octanex NL	25,220,000	-	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140		11,160,140		
Bass Strait Group Pty Ltd (BSG)	-	(1,007,143) *	-	17-21/6/05	34.5¢
		1,271,726	264,583	30/6/05	20¢
TOTAL	36,380,140	-	36,644,723		

TOTAL	42,995,439	264,583	43,260,022

* Scrip loaned to BSG and returned	- EG Albers	650,000
	- Sacrosanct Pty Ltd	357,143
		1,007,143
		=======

cue\statement of beneficial & relevant interests